

SUPPL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
RECEIVED
PROCESSING
DEC 27 2006
WASH. D.C.
213
SECTION


SECTION
213
DEC 27 2006
PROCESSING

19 December 2006


06019610

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED

JAN 05 2007

THOMSON
FINANCIAL

Andrew M Knox
Public Officer

Enc.

dlw 1/4



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Greater Barikewa Field Survey Underway

Cue is pleased to announce that the Greater Barikewa Field Survey over the Barikewa gas field in PRL-09 in Papua New Guinea is nearing completion.

The survey consists of seven geological traverses totaling 40Km and is designed to provide a better structural picture of the field and hence a narrower range of potential recoverable gas volumes.

Barikewa has been assessed, to date, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case.

Barikewa is located immediately adjacent to the likely route of the proposed gas development pipeline.

Participants in PRL-09 are;

Santos Limited (Operator)	42.553%
OilSearch (PNG) Limited	42.553%
Cue PNG Oil Company Pty Ltd	14.894%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.



Robert J Coppin
Chief Executive Officer

19 December 2006